SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2002

Commission File Number 1-6446

Kinder Morgan, Inc. Savings Plan

Kinder Morgan, Inc.
500 Dallas Street, Suite 1000
Houston, Texas, 77002

Kinder Morgan, Inc. Savings Plan
Financial Statements and Supplemental Schedules
December 31, 2002 and 2001

Kinder Morgan, Inc. Savings Plan
Index to Financial Statements and Supplemental Schedules

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Auditors

To the Participants and Administrator of
Kinder Morgan, Inc. Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Kinder Morgan, Inc. Savings Plan (the "Plan") at December 31, 2002 and December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Houston, Texas
June 25, 2003

Kinder Morgan, Inc. Savings Plan
Statements of Net Assets Available for Benefits

| | December 31, | |
	2002	2001
Assets		
Cash	$ 255,557	$ 599,740
Investments, at fair value (Note 3):		
Kinder Morgan, Inc. common stock	117,621,334	146,498,707
Registered investment companies	164,437,314	192,817,346
Money market funds	68,758,104	63,012,403
Participant loans	8,793,132	7,266,154
Life insurance contracts, at contract value	683,283	687,958
Total investments	360,293,167	410,282,568
Net assets available for benefits	$360,548,724	$410,882,308

The accompanying notes are an integral part of these financial statements.

Kinder Morgan, Inc. Savings Plan
Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2002
Additions To Net Assets Attributed To:	
Investment income:	
Interest income	$ 629,241
Dividend income	4,988,640
	5,617,881
Participant contributions	21,365,190
Employer contributions	12,158,048
Transfers from Plantation and Laser Plans (Note 1)	12,746,413
Loan conversions (Note 1)	593,915
Other	7,781
Total additions	52,489,228
Deductions From Net Assets Attributed To:	
Net depreciation in fair value of investments (Note 3)	(72,382,258)
Benefits paid to participants	(30,440,554)
Total deductions	(102,822,812)
Net decrease	(50,333,584)
Net assets available for benefits:	
Beginning of year	410,882,308
End of year	$360,548,724

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

General
The Employees Retirement Fund Trust Profit Sharing Plan (the "Profit Sharing Plan") of K N Energy, Inc. was established in 1945 for the benefit of eligible employees (as defined in the Profit Sharing Plan indenture). Effective with K N Energy, Inc.'s acquisition of Kinder Morgan (Delaware), Inc., formerly Kinder Morgan, Inc., a Delaware corporation, K N Energy, Inc. changed its name to Kinder Morgan, Inc. (the "Company").

The Profit Sharing Plan has been amended and restated, and has been renamed the Kinder Morgan, Inc. Savings Plan (the "Plan"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

On January 31, 2002, benefits were transferred to the Plan from the Plantation Pipe Line Company - Employees Thrift Plan (the "Plantation Plan") at the election of Plantation Plan participants, and on July 1, 2002, the Plan was merged with the Laser Materials Services, Inc. 401(k) Profit Sharing Plan (the "Laser Plan"). All assets transferred from the Plantation and Laser Plans were invested in the Plan pursuant to the participants' directions. Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation. Refer to the Plan agreement for a more complete description of the Plan's provisions.

Contributions
Participants may elect to make pretax contributions totaling from 1 percent to 50 percent of their annual compensation, limited by requirements of the Internal Revenue Code ("IRC"). Participants may discontinue their election to contribute at any time.

The Company makes Qualified Non-Elective Contributions ("QNEC") to the Plan on behalf of each eligible employee. The QNEC is equal to 4 percent of eligible compensation and is allocated as of each pay period. All QNEC contributions are initially invested in Kinder Morgan, Inc. common stock, which is immediately transferable to other available investments at the employee's discretion. In addition to the QNEC, the Company may also make discretionary contributions to the Plan, based on the Company's performance. For the year ended December 31, 2002, Company contributions totaled approximately $12.2 million.

On the dates of the respective elective transfer and merger, participants in the Plantation and Laser Plans became eligible to participate in the Plan. All transfers with respect to these participants into the Plan, which totaled approximately $12.7 million, are included in "Transfers from Plantation and Laser Plans" in the accompanying Statement of Changes in Net Assets Available for Benefits. In addition, employees that had outstanding loans through their previous plans were allowed to transfer those loans into the Plan. These loan conversions are included in "Loan conversions" in the accompanying Statement of Changes in Net Assets Available for Benefits.

Under Internal Revenue Service regulation, annual additions under the Plan and all other qualified plans sponsored by the Company are limited to the lesser of 100 percent of eligible compensation or $40,000 for each employee. Annual additions are defined as employer contributions and employee contributions.

Benefits/Vesting

Participants are fully and immediately vested in all participant contributions and all Company contributions made after July 1, 2000. Participants who were employed by the former K N Energy, Inc. and received Company contributions between January 1, 1995 and June 30, 2000 are subject to a four-year vesting provision (25 percent per year of service) on those contributions. Participant contributions may be withdrawn, with the approval of the Fiduciary Committee, in the event of unusual expenses connected with illness or disability, for college expenses for a participant or his or her dependents, or for the purchase of a primary residence, as defined in the Plan document. If not withdrawn earlier, a participant's account will be distributed in the event of termination of employment, death, or termination of the Plan. If a participant's account is $5,000 or less, a lump-sum distribution will automatically be made. If a participant's account is greater than $5,000, the participant's distribution options are: lump-sum distribution, partial distributions, or periodic installments. Upon retirement, participants whose accounts exceed $5,000 may choose to leave their accounts in the Plan until age 70 1/2, when minimum distributions are required under the IRC.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Loans

Participants may borrow, from the vested portion of their Plan accounts, a minimum of $500 up to a maximum equal to the lesser of 50 percent of their vested balance or $50,000. All loans are charged a variable interest rate equal to the prime rate published on the first of each month. The loans are subject to certain restrictions as defined in the Plan document and applicable restrictions under the IRC.

Forfeitures

Forfeitures of non-vested employer contributions remain in the Plan and earn interest income. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company QNEC contributions. During 2002, $71,634 of employer contributions was forfeited by employees who were terminated before those amounts became vested. The entire forfeiture balance of $71,634 was used to reduce employer contributions, leaving a forfeiture balance at December 31, 2002 of $0.

2. **Significant Accounting Policies**

   Basis of Accounting
   The financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

   Investment Valuation and Income Recognition
   Investments are accounted for at fair market values as determined by quoted market prices in an active market. Participant loans are valued at cost, which approximates fair market value. Life insurance contracts are stated at contract value (see Note 3). Unrealized appreciation (depreciation) is the difference between the fair value of the investment at the end of the current year and the cost of the investment if acquired during the Plan year, or the fair value of the investment at the beginning of the Plan year. The accompanying supplemental schedule of assets held for investment purposes reflects cost basis determined utilizing a historical cost approach as required by ERISA.

   Purchases and sales of the funds are reflected on a trade date basis. Gain or loss on sale of investments is based on average cost.

   The Plan presents in the accompanying Statement of Changes in Net Assets Available for Benefits the net depreciation in the fair value of investments, which consists of realized gains and losses, and the net change in unrealized appreciation (depreciation) on investments (see Note 3).

   Other
   The Company's annual discretionary contribution, if any, is determined when annual net income and payroll amounts are known. The contribution is allocated to participants subsequent to year-end. The Company did not make a discretionary contribution in 2002.

3. **Investments**

   Participants may designate their contributions and their allocated portion of the employer contributions, in percentage increments divisible by five, to one or more of the eligible investment programs. New Plan participants may elect to transfer investments from other qualified plans into the Plan.

The investment programs of the Plan and the number of participants in each program at December 31, 2002 and 2001 are briefly described as follows:

Self-Directed Brokerage Account - This program consists of participant-directed investments in individual stocks. At December 31, 2002, 80 participants held securities in this program with a cost of $3,480,256 and a market value of $2,469,826. At December 31, 2001, 68 participants held securities in this program with a cost of $4,163,939 and a market value of $3,153,508.

Federated Stock Trust - This program consists of investments in blue-chip stocks and seeks growth of income and capital. At December 31, 2002, 886 participants held 126,491 shares with a cost of $4,101,555 and a market value of $3,438,029. At December 31, 2001, 632 participants held 66,902 shares with a cost of $2,279,653 and a market value of $2,270,647.

Kinder Morgan, Inc. Common Stock Fund - This program consists of shares of the Company's common stock. At December 31, 2002, 6,089 participants held 2,782,620 shares with a cost of $85,088,657 and a market value of $117,621,334. At December 31, 2001, 5,469 participants held 2,630,611 shares with a cost of $71,431,497 and a market value of $146,498,707.

Pimco Total Return - This program consists of investments in intermediate-maturity fixed-income securities. At December 31, 2002, 1,392 participants held 1,206,790 shares with a cost of $12,818,075 and a market value of $12,876,449. At December 31, 2001, 557 participants held 437,855 shares with a cost of $4,585,474 and a market value of $4,579,959.

Putnam Asset Allocation Growth Portfolio - This program uses a strategic allocation percentage between equity securities and fixed income securities that is weighted toward equity. At December 31, 2002, 993 participants held 1,615,618 shares with a cost of $20,900,395 and a market value of $12,876,473. At December 31, 2001, 930 participants held 1,763,467 shares with a cost of $23,621,901 and a market value of $16,999,819.

Putnam Asset Allocation Balanced Portfolio - This program uses a balanced strategic allocation percentage between equity securities and fixed income securities. At December 31, 2002, 990 participants held 1,795,443 shares with a cost of $20,944,694 and a market value of $15,027,854. At December 31, 2001, 899 participants held 1,816,184 shares with a cost of $21,744,593 and a market value of $17,834,924.

Putnam Asset Allocation Conservative Portfolio - This program uses a strategic allocation percentage between equity securities and fixed income securities that is weighted toward fixed income. At December 31, 2002, 494 participants held 573,620 shares with a cost of $5,566,126 and a market value of $4,554,544. At December 31, 2001, 410 participants held 548,206 shares with a cost of $5,481,354 and a market value of $4,769,393.

Putnam OTC Emerging Growth Fund - This program consists of investments in midsize emerging growth companies. At December 31, 2002, 746 participants held 346,729 shares with a cost of $3,884,010 and a market value of $1,792,588. At December 31, 2001, 718 participants held 263,398 shares with a cost of $3,965,885 and a market value of $2,014,995.

Putnam International Growth Fund - This program consists of investments in a diversified portfolio of stocks of companies located outside the United States. At December 31, 2002, 1,739 participants held 934,761 shares with a cost of $21,773,043 and a market value of $15,442,246. At December 31, 2001, 1,697 participants held 972,311 shares with a cost of $23,322,698 and a market value of $19,397,601.

Putnam Growth Opportunities Fund - This program consists of investments in large, highly competitive growth companies. At December 31, 2002, 955 participants held 290,148 shares with a cost of $6,757,753 and a market value of $3,046,550. At December 31, 2001, 1,106 participants held 306,422 shares with a cost of $7,705,094 and a market value of $4,587,138.

Putnam Fund for Growth and Income - This program consists of investments in a portfolio of common stocks that offer the potential for capital growth, current income or both. At December 31, 2002, 2,225 participants held 2,026,529 shares with a cost of $38,746,779 and a market value of $28,695,653. At December 31, 2001, 2,246 participants held 2,127,201 shares with a cost of $41,415,035 and a market value of $37,779,089.

Putnam Income Fund - This program invests primarily in corporate bonds. At December 31, 2002, 922 participants held 1,157,649 shares with a cost of $7,511,283 and a market value of $7,779,402. At December 31, 2001, 964 participants held 1,329,414 shares with a cost of $8,611,704 and a market value of $8,667,777.

Putnam Money Market Fund - This program invests primarily in money market investments. At December 31, 2002, 2,566 participants held 66,966,360 shares with a cost and a market value of $66,966,360. At December 31, 2001, 2,229 participants held 61,075,396 shares with a cost and a market value of $61,075,396.

Putnam Money Market Fund SDB - This program invests primarily in money market investments and serves as the cash balance account for the Self-Directed Brokerage Account. At December 31, 2002, 87 participants held 1,791,744 shares with a cost and a market value of $1,791,744. At December 31, 2001, 71 participants held 1,937,007 shares with a cost and a market value of $1,937,007.

Putnam New Opportunities Fund - This program consists of investments in a portfolio of stocks in certain emerging industry groups. At December 31, 2002, 1,382 participants held 291,069 shares with a cost of $21,192,112 and a market value of $8,493,401. At December 31, 2001, 1,655 participants held 385,461 shares with a cost of $28,162,869 and a market value of $16,173,931.

Putnam Voyager Fund - This program consists of investments in common stocks of small companies. At December 31, 2002, 2,847 participants held 2,567,353 shares with a cost of $60,511,915 and a market value of $33,503,962. At December 31, 2001, 2,131 participants held 2,663,677 shares with a cost of $66,365,581 and a market value of $47,333,537.

Putnam S&P 500 Index Fund - This program invests in stocks that closely approximate the return of the S&P 500 index. At December 31, 2002, 1,202 participants held 338,243 shares with a cost of $9,856,804 and a market value of $7,319,580. At December 31, 2001, 1,043 participants held 260,504 shares with a cost of $8,292,634 and a market value of $7,255,028.

Lord Abbett Mid-Cap Value Fund – This program consists of investments in common stocks of medium-sized companies. At December 31, 2002, 264 participants held 80,554 shares with a cost of $1,227,200 and a market value of $1,238,922. This investment option was not available to participants in 2001.

Royce Low-Priced Stock Fund – This program consists of investments in common stocks of small companies whose average price is less than $20 per share. At December 31, 2002, 222 participants held 87,347 shares with a cost of $877,514 and a market value of $851,631. This investment option was not available to participants in 2001.

Exxon Mobil Corporation Common Stock – This program is restricted to former participants of the Plantation Plan and is closed to new purchases. Participants have the option of continuing to hold shares of this program or transferring to other fund options at their discretion. At December 31, 2002, 69 participants held 107,759 shares with a cost of $1,837,521 and a market value of $3,765,115.

ChevronTexaco Corporation Common Stock – This program is restricted to former participants of the Plantation Plan and is closed to new purchases. Participants have the option of continuing to hold shares of this program or transferring to other fund options at their discretion. At December 31, 2002, 67 participants held 19,030 shares with a cost of $865,649 and a market value of $1,265,089.

In 1970, the Plan entered into a deposit administration investment contract (the "Contract") with Principal Financial Group ("Principal"). Prior to January 1, 1987, participants had the option of purchasing life insurance through the Contract. Thereafter, the segment of the Plan allowing for the purchase of a life insurance policy on the life of the participant was frozen so that no new policies could be written. Participants with policies at December 31, 1986, had the following options: 1) allow the policy to remain in force with a frozen face value and fixed premium payments, 2) elect to use the cash surrender value ("CSV") of the policy to purchase paid-up life insurance or 3) reinvest the CSV of the policy in another fund. Principal maintains the contributions in a group account.

The Contract is included in the Statements of Net Assets Available for Benefits at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) because it is fully benefit responsive. There are no reserves against contract value for credit risk of Principal or otherwise. The value of the Contract at December 31, 2002 and 2001 was $683,283 and $687,958, respectively.

The following presents the fair value of investments that represent 5 percent or more of the Plan's net assets:

	December 31,	
	2002	2001
Kinder Morgan, Inc. Common Stock Fund	$ 117,621,334	$ 146,498,707
Putnam Fund for Growth and Income	28,695,653	37,779,089
Putnam Voyager Fund	33,503,962	47,333,537
Putnam Money Market Fund	66,966,360	61,075,396

During 2002, the Plan's investments appreciated (depreciated) in value (including gains and losses on investments bought and sold, as well as held during the year) as follows:

	Year Ended December 31, 2002
Self-Directed Brokerage Account	$ (1,222,998)
Federated Stock Trust	(793,870)
Kinder Morgan, Inc. Common Stock Fund	(35,341,831)
Pimco Total Return	91,149
Putnam Asset Allocation Growth Portfolio	(2,849,053)
Putnam Asset Allocation Balanced Portfolio	(2,658,192)
Putnam Asset Allocation Conservative Portfolio	(446,769)
Putnam OTC Emerging Growth Fund	(822,130)
Putnam International Growth Fund	(3,219,011)
Putnam Growth Opportunities	(1,466,263)
Putnam Fund for Growth and Income	(7,752,676)
Putnam Income Fund	251,332
Putnam New Opportunities Fund	(4,653,991)
Putnam Voyager Fund	(12,139,807)
Putnam S&P 500 Index Fund	(1,963,422)
Lord Abbett Mid-Cap Value Fund	1,707
Royce Low-Priced Stock Fund	(29,135)
Exxon Mobil Corporation Common Stock	2,177,053
ChevronTexaco Corporation Common Stock	455,649
	$(72,382,258)

4. Nonparticipant-directed Investments

Information about the significant components of the changes in net assets relating to the nonparticipant-directed investments in Kinder Morgan, Inc. common stock of $117,621,334 and $146,498,707 at December 31, 2002 and 2001, respectively, is as follows:

	Year Ended December 31, 2002
Changes in Net Assets:	
Dividends	$ 821,036
Net depreciation	(35,341,831)
Contributions	16,933,855
Benefits paid	(9,251,380)
Interfund transfers	(1,307,141)
Other, net	(731,912)
	$(28,877,373)

5. **Tax Status**

The Plan is qualified under the IRC as exempt from federal income taxes, and the Plan received a favorable determination letter from the Internal Revenue Service on November 26, 2002. The Plan has been amended since receiving this determination; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the administrator believes that the Plan was tax exempt as of the financial statement dates.

Employer contributions to the Plan and all earnings from Plan investments are not taxable to participants until a partial or complete distribution of such contributions or earnings is made.

6. **Party-in-Interest Transactions**

Certain Plan investments are shares of Kinder Morgan, Inc. common stock. Certain Plan investments are shares of mutual funds and money market funds managed by Putnam Investments, Inc. Putnam Fiduciary Trust Company (the Trustee of the Plan) is a subsidiary of Putnam Investments, Inc. and, therefore, these transactions qualify as party-in-interest. Any purchases and sales of these investments are open market transactions at fair market value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA.

7. **Risks and Uncertainties**

The Plan provides for various investment options in mutual funds, money market funds and Company common stock. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts shown in the Statements of Net Assets Available for Benefits.

8. **Reconciliation of the Plan Financial Statements to Form 5500**

The following is a reconciliation of the Plan's net assets available for benefits per the accompanying financial statements at December 31, 2002 and 2001 to Form 5500:

	December 31,	
	2002	**2001**
Net assets available for benefits per the financial statements	$360,548,724	$410,882,308
Deemed distributions of participant loans	(222,396)	–
Net assets available for benefits per Form 5500	$360,326,328	$410,882,308

The following is a reconciliation of the change in net assets available for benefits per the accompanying financial statements for the year ended December 31, 2002 to Form 5500:

	Year Ended December 31, 2002
Net decrease in net assets available for benefits per the financial statements	$ 50,333,584
Deemed distributions of participant loans	222,396
Net loss, net of transfer of assets per Form 5500	50,555,980

Amounts allocated to deemed distributions of participant loans are recorded as an investment in the accompanying financial statements and recorded as an expense on Form 5500.

Kinder Morgan, Inc. Savings Plan
Schedule of Assets Held for Investment Purposes - Schedule H, Item 4(i)
As of December 31, 2002

Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost*	Current Value
Self-Directed Brokerage Account	Self-Directed Brokerage Account	$ 3,480,256	$ 2,469,826
Kinder Morgan, Inc. Common Stock Fund**	Company Common Stock	85,088,657	117,621,334
Federated Stock Trust	Registered Investment Company	4,101,555	3,438,029
Pimco Total Return	Registered Investment Company	12,818,075	12,876,449
Lord Abbett Mid-Cap Value Fund	Registered Investment Company	1,227,200	1,238,922
Royce Low-Priced Stock Fund	Registered Investment Company	877,514	851,631
Exxon Mobil Corporation Common Stock	Common Stock	1,837,521	3,765,115
ChevronTexaco Corporation Common Stock	Common Stock	865,649	1,265,089
Putnam Investments:**			
Putnam Voyager Fund	Registered Investment Company	60,511,915	33,503,962
Putnam New Opportunities Fund	Registered Investment Company	21,192,112	8,493,401
Putnam Asset Allocation Growth Portfolio	Registered Investment Company	20,900,395	12,876,473
Putnam Asset Allocation Balanced Portfolio	Registered Investment Company	20,944,694	15,027,854
Putnam Asset Allocation Conservative Portfolio	Registered Investment Company	5,566,126	4,554,544
Putnam Fund for Growth and Income	Registered Investment Company	38,746,779	28,695,653
Putnam OTC Emerging Growth Fund	Registered Investment Company	3,884,010	1,792,588
Putnam Income Fund	Registered Investment Company	7,511,283	7,779,402
Putnam International Growth Fund	Registered Investment Company	21,773,043	15,442,246
Putnam Growth Opportunities Fund	Registered Investment Company	6,757,753	3,046,550
Putnam S&P 500 Index Fund	Registered Investment Company	9,856,804	7,319,580
Putnam Money Market Fund	Money Market Fund	66,966,360	66,966,360
Putnam Money Market Fund SDB	Money Market Fund	1,791,744	1,791,744
Principal Financial Group	Insurance Contract		683,283
Participant Loans**	Loans Ranging From 0 - 10 Years Maturity with Interest Rates Ranging from 4.25% to 10.50%	8,793,132	8,793,132
	Total Investments	$405,492,577	$360,293,167

* Determined using original historical cost
**Party-in-Interest (Note 6)

Kinder Morgan, Inc. Savings Plan
Schedule of Reportable Transactions - Schedule H, Item 4(j)
For the Year Ended December 31, 2002

**Identity of Party Involved	Description of Asset	* Purchase Price	* Selling Price	Cost of Asset	Current Value of Asset	Net Gain (Loss)
Kinder Morgan, Inc.	Common Stock	$48,767,801	$ -	$48,767,801	$48,767,801	$ -
Kinder Morgan, Inc.	Common Stock	$ -	$42,303,346	$35,110,643	$42,303,346	$ 7,192,703

* Represents a transaction or a series of transactions in securities of the same issue in excess of 5 percent of the Plan's market value as of December 31, 2001.
**Party-in-Interest (Note 6)

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

KINDER MORGAN, INC. SAVINGS PLAN

By: /s/ JOSEPH LISTENGART

Name: Joseph Listengart

Title: Vice President and General Counsel

Date: June 27, 2003

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of PricewaterhouseCoopers LLP dated June 25, 2003
99.1	Chief Executive Officer Certification
99.2	Chief Financial Officer Certification